Exhibit 99.1

 ASX Market Announcement Non-Renounceable Rights Issue Offer Document Melbourne – 11 October 2019: Genetic Technologies Limited ACN 009 212 328 (ASX: GTG) ("GTG" or "the Company"), is pleased to provide the Non-Renounceable Rights Issue Offer Document pursuant to the Non-Renounceable Rights Issue announced on 4 October 2019. The Offer Document follows this announcement. The Company confirms that the Offer Document, along with the Entitlement and Acceptance form, is to be mailed to all eligible shareholders on 11 October 2019. The Company is pleased to confirm that the offer is now underwritten (up to $4 million) by Lodge Corporate Pty Ltd - with sub-participation underwriting support by various exempt investors including two GTG Directors namely Dr George (Jerzy) Muchnicki (as to $1.333m of the underwritten amount) and Mr Peter Irwin Rubinstein (as to $666,667 of the underwritten amount). Lodge Corporate Pty Ltd will receive a 2% management fee plus be entitled to options on a basis of 1 option for each 2 GTG shares the subject of the underwriting. Each option will have a 3 year expiry date and an exercise price equal to the lower of: a) $0.008; and b) the implicit price per GTG share at which any raise is done by Aegis within 3 months from the Company's shareholder approval on 26 September 2019, but in any event with a floor exercise price equal to $0.004 (being the rights issue price). Lodge Corporate Pty Ltd intend to allocate the Underwriting Options pro rata to the sub-underwriters in proportion to the amount of their individual sub-underwriting. To the extent that Dr Muchnicki and Mr Rubinstein would be entitled to any options they would be subject to prior shareholder approval or failing approval payment of 6% of their proportion of the sub-underwriting. Further details of the underwriting arrangements are available in Sections 2.9 and 2.11 of the Offer Document. The Company will apply the net proceeds from the Offer towards general product, research and development, global expansion in particular in Australia and the United States and funding the validation and further commercialisation of polygenic risk tests with TGen in the United States. In addition, where fully subscribed the Offer is designed to satisfy and remedy the NASDAQ Deficiency Notice as announced to the market on 30 July 2019. GTG interim CEO Dr Muchnicki commented on this significant support for the Company, "I believe the introduction and availability of GTG's next generation Genomic tests will revolutionise major disease management by predicting risk and allowing practitioners to create personalised precise strategies for the management of potential life threatening diseases." Genetic Technologies Limited60-66 Hanover Street www.gtglabs.comFitzroy Victoria 3065 info@gtglabs.comAustralia ABN 17 009 212 328+61 3 8412 7000

Genetic Technologies

Justyn Stedwell
Company Secretary
On behalf of the Board of Directors
Genetic Technologies Limited

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000

Genetic Technologies Limited ACN 009 212 328 (ASX code: GTG) Non-renounceable pro-rata offer (underwritten to $4 million with the right to take oversubscriptions of up to an additional $500,000) to Eligible Shareholders on the basis of 1 New Share for every 2 Shares held as at the Record Date at an Issue Price of $0.004 (0.4 cents) per New Share (Offer). Important Notice This Offer Document is not a prospectus or other form of disclosure document under the Corporations Act. It does not contain all of the information that an investor would find in a prospectus or which may be required in order to make an informed investment decision regarding the Offer or about the rights attaching to the New Shares offered by this Offer Document. This Offer Document is important and requires your immediate attention. It should be read in its entirety. If you do not understand its content or are in doubt as to the course you should follow, you should consult your stockbroker or professional adviser without delay. Please read the instructions in this Offer Document and on the accompanying Entitlement & Acceptance Form regarding the acceptance of your Entitlement. This Offer Document is not for release, publication or distribution in the United States or elsewhere where such an offer would be in contravention of securities laws. Non-renounceable rights issue Offer

2 Important Notes 1. Offer document 4. Future performance and forward looking statements This Offer Document has been prepared by Genetic Technologies Limited ACN 009 212 328 (the Company). This Offer Document is not a prospectus or other form of disclosure document under the Corporations Act 2001 Cth (Corporations Act) and has not been lodged with ASIC. The Offer contained in this Offer Document is being made without disclosure in accordance with section 708AA of the Corporations Act as modified by ASIC Corporations (Non-Traditional Rights Issue) Instrument 2016/84. Neither the Company nor any other person warrants, represents or guarantees (expressly or by implication) the future performance of the New Shares or any particular rate of return on any investment made pursuant to Offer, or any particular tax treatment. This Offer Document contains certain “forward looking statements”. Forward-looking statements include those words such as "believe", "anticipate", "estimate", "expect", "will", "plan", "should", "may", "intend", "likely", "forecast" and other similar expressions but not limited to statements regarding the outcome and effects of the Offer. Forward-looking statements, opinions and estimates provided in the information in this Offer Document are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based As a result, it is important for Eligible Shareholders to read and understand the information on the Company and the Offer made publicly available, before accepting all or part of their Entitlement. In particular, please refer to the information in this Offer Document, the Company's annual reports and other announcements made available www.gtglabs.com or www.asx.com.au. at on interpretations of current market conditions.Forward-looking statements in this Offer Document are current and speak only as at the date of this Offer Document. 2. This is an important document The information contained in Document does not constitute this Offer investment No representation or warranty (express or implied) is given as to the accuracy, completeness or correctness, likelihood of achievement or reasonableness of any forecasts, prospects or returns contained in this Offer Document. advice and has been prepared without taking into account each Eligible Shareholder's investment objectives or financial circumstances. You should seek advice from your professional adviser before deciding to invest. Investing in the Company involves risks. While due care and attention have been used inthepreparationof forward-looking The Offer Document does not contain all of the information that an investor would find in a prospectus or which may be required in order to make an informed investment decision regarding the Offer or about the rights attaching to the New Shares offered by this Offer Document. statements, you are cautioned not to place undue reliance on such statements. To the maximum extent permitted by law, the Company disclaims any obligation or undertaking to release any updates or revisions to such information to reflect any change in expectations or assumptions. 3. Disclaimer 5. Past performance No person is authorised to give any Investors should note that the Company's past information or to make any representation in connection with the Offer which is not performanceincluding Share price performance provides no guarantee or contained in this Offer Document. Any guidance as to future Share price information or representation not so contained may not be relied on as having been authorised by the Company in connection with the Offer. performance. Any past performance information given in this Offer Document is provided for illustrative purposes only and should not be relied upon as (and is not) an indication of future performance including the Company's future financial position or Share price performance. To the extent permitted by law, neither the Company nor any other person warrants the future performance of the Company or any return on any investment made under this Offer Document, except as required by law and then only to the extent so required.

3 6. Risks Australia or New Zealand (Ineligible Foreign Shareholders) should refer to Section 2.15 for details of how their Entitlement will be dealt with. An investment in the Company is subject to investment and other known and unknown risks, uncertainties and assumptions, many of which are outside the control of the Company and its board, which could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by any forward-looking statements in this Offer Document. Shareholders resident in New Zealand should consult their professional advisors as to whether any government or other consents are required, or other formalities need to be observed, to enable them to take up their Entitlements under the Offer. 9. Not for Distribution outside Australia and New Zealand Refer to the ‘Risks’ section included in section 6 of this Offer Document for a summary of general and specific affect the Company. risk factors that may This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The New Shares have not been, nor will be, registered under the U.S. Securities Act of 1933 (U.S. Securities Act) or the securities laws of any state or other jurisdiction of the United States. 7. Eligibility Applications for New Shares by Eligible Shareholders can only be made on an original Entitlement & Acceptance Form sent with this Offer Document (or payment via Bpay®, as described herein). The Entitlement & Acceptance Form sets out an Eligible Shareholder's Entitlement to participate in the Offer. The Entitlements may not be taken up by, and the New Shares may not be offered or sold to, any person in the United States or any person that is, or is acting for the account or benefit of, any person in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. 8. Overseas Shareholders This Offer does not, and is not intended to, constitute an offer in any place or jurisdiction in which, or to any person to whom, it would be unlawful to make such an offer or to issue this Offer Document. No action has been taken to permit a public offering of the New Shares under the Offer in any jurisdiction outside of Australia and New Zealand. This document distributedin distributionof may not be released or the this UnitedStates. document in Australia and The other New jurisdictions outside Zealand may also be restricted by law and any such restrictions should be observed. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. It is not practicable for the Company to comply with the securities laws of any other overseas jurisdictions other than Australia and New Zealand having regard to the number of overseas Shareholders, the number and value of the New Shares these Shareholders would 10. Currency All references to A$, $A, dollar or $ in this Offer Document are to Australian currency. be offered and the cost regulatory requirements jurisdiction. of in complying with each relevant 11. Definitions and references to time It is the responsibility of any Applicant to ensure compliance with any laws of a country relevant to their application. Return of a duly completed Entitlement & Acceptance Form (or payment by Bpay®) will be taken by the Company as a representation that there has been no breach of such laws, that the Applicant is an Eligible Shareholder and that the Applicant is physically present in Australia or New Zealand. Shareholders outside Capitalised words and expressions in this Offer Document have the meaning given to them in Section 7. Unless otherwise stated, any reference to time in this Offer Document is a reference to Melbourne, Australia time. 12. Date of this Offer Document This Offer Document is dated 11 October 2019.

4 Key Offer details Important dates The above dates are indicative only and subject to change. The Company reserves the right, subject to the Corporations Act and the Listing Rules, to extend the Closing Date or to withdraw the Offer at any time without prior notice, in which case all Application Monies will be refunded (without interest) as soon as practicable. Any extension of the Closing Date will have a consequential effect on the issue date of New Shares. All dates and times are references to Melbourne, Australia time. Event Opening Date of Rights Issue Offer Friday 11 October 2019 Closing Date for acceptances under the Rights Issue Offer 5.00 pm AEDT on Tuesday 22 October 2019 Issue of the New Shares Friday 25 October 2019 Shortfall (if any) announced to the ASX Friday 25 October 2019 Trading (T+2) of New Shares expected to commence Monday 28 October 2019 Despatch of holding statements for Shares issued under Rights Issue Offer. Tuesday 29 October 2019 Key details of the Offer Offer to Eligible Shareholders 1 New Share for every 2 Shares held at the Record Date Issue Price per New Share $0.004 (0.4 cents) per New Share payable in full on Application Maximum number of New Shares issued under the Offer (excluding any Shares to issue upon any exercise of Underwriter Options) 1,000,000,000 New Shares underwritten with the right to over subscriptions up to an additional 125,000,000 New Shares Maximum proceeds from the Offer (excluding costs associated with the Offer) $4 million underwritten with right to up to $500,000 in over subscriptions - to an aggregate of $4.5 million (before expenses and cost of the issue) Maximum number of Shares on issue following the Offer (refer to Section 3 below) 4,063,134,143 Shares

5 Letter from the Chairman 11 October 2019 On behalf of the Board of Genetic Technologies Limited ACN 009 212 328 (Company), I invite you to participate in the Company’s underwritten (up to $4 million, with the right to accept over-subscriptions up to an additional $500,000) non-renounceable pro-rata entitlement offer of 1 New Share for every 2 Shares held at the Record Date at an Issue Price of 0.4 cents per New Share (Offer). The Company has faced a "head wind" of challenges during the last 12 months, culminating in its NASDAQ deficiency notice (requiring the Company to materially increase shareholder equity or be delisted from NASDAQ) received on 30 July 2019. This proposed Offer is underwritten and, as a result, the Board's objective is that on successful completion of this Offer, the NASDAQ deficiency will be remedied and the Company will be able to continue with its proposed US offering to be managed by Aegis Credit Corp (which was one of the resolutions approved at the Company's shareholder meeting on 26 September 2019), without the pressure on that capital raising and pricing caused by the NASDAQ deficiency notice. Given the importance of satisfying the NASDAQ deficiency notice, if for any reason the Company does not believe the allotment of the shares under this Offer will discharge or satisfy the NASDAQ deficiency notice, the Offer will be withdrawn by the Company. The Offer is to be made pursuant to s708AA of the Corporations Act and may be summarised as follows: Australian and New Zealand residents holding Shares may subscribe under the Offer for 1 New Share for every 2 Shares held as at the Record Date of 7.00 pm AEDT on Wednesday 9 October 2019 at an issue price of $0.004 (0.4 cents) per New Share. The Offer of approximately 1,000,000,000 New Shares may raise up to $4 million (with the right to accept oversubscriptions of an additional $500,000) before the costs of the Offer. Holders may also subscribe for Additional Shares beyond their rights issue entitlement on the basis that some existing Holders may be either ineligible (non Australian or New Zealand residents together with Directors of the Company and related parties of the Company) or may fail to fully take up their Entitlement. This ability to apply for Additional Shares is restricted only to Eligible Shareholders and is referred to as a Top Up Facility. • • • The funds from the Offer are important and will be applied for working capital purposes, including but not limited to accelerating the Company's portfolio expansion strategies through introduction of new technologies to the Company's commercialisation pipeline by acquisition of; product, technology that can be developed into product, or companies holding such product or technology. The Offer is underwritten (up to $4 million) by Lodge Corporate Pty Ltd ABN 50 125 323 168. Two of your directors have agreed to participate in sub-underwriting the offer in conjunction with a consortium of non-associated wholesale investors (also as sub-underwriters). For more details see Sections 2.9 and 2.11. Yours sincerely Dr Muchnicki Genetic Technologies Limited

6

1. Summary

		Where to find more information
What is the Offer?	Non-renounceable rights issue offer of New Shares (**Offer**).	Section 2.1
What are the terms of the Offer?	1 New Share for every 2 Shares held on the Record Date at an issue price of $0.004 (0.4 cents) per Share. All Share Entitlements issued will be rounded up to the nearest whole number.	Section 2.1
Can I sell or transfer my Entitlements?	No, the Offer is non-renounceable and, accordingly, you cannot offer to sell or transfer any of your Entitlement on ASX or via an off-market transfer.	Section 2.7
Can I purchase Additional Shares at the same price?	Yes, the Company is also offering a Top-Up Facility so Eligible Shareholders who fully subscribe their Entitlement under the Offer will also have the right to apply for Additional Shares (Shares not subscribed for by other Eligible Shareholders) at the same price.	Section 4.3
Is the Offer underwritten?	The Offer is underwritten up to $4 million by Lodge Corporate Pty Ltd ABN 50 125 323 168	Section 2.9
How do the New Shares rank in comparison to existing Shares	All New Shares issued will rank equally in all respects with existing Shares from the date of their issue.	Section 2.19
Who can invest?	Eligible Shareholders of the Company as at 7.00 pm AEDT on Wednesday 9 October 2019 (**Record Date**).	Section 2.6
What are the control effects of the underwriting?	We do not envisage any material change in control on voting in the Company - however if shareholders do not take up their entitlement, two of the Company's directors (namely Dr Muchnicki and Mr Rubinstein) have agreed with the Underwriter to participate and sub-underwrite up to 50% of the Offer. If there is a material shortfall, this would directly impact on their total shareholding in the Company. See Section 2.11 for further details.	Section 3.2
What are my choices?	As an eligible Shareholder you may: • take up part or all of your Entitlement under the Offer (and if you have taken up all your Entitlement, also apply for participation in the Top-Up Facility); or • exercise only a portion of your Entitlement and allow the balance to lapse; or	Section 4.1

7 • do nothing, in which case all of your Entitlements will lapse and you will receive no value for those lapsed Entitlements. 2. Details of the Offer 2.1 The Offer The Company is offering Eligible Shareholders the opportunity to subscribe for 1 New Share for every 2 Shares held at 7:00pm (AEDT) on the Record Date at an Issue Price of $0.004 per New Share. Two Directors, (namely Dr Muchnicki and Mr Rubinstein) have agreed with the Underwriter to participate and sub-underwrite up to 50% of the Offer. At commencement of this process, Dr Muchnicki and Mr Rubinstein declared their potential interest in the proposed Offer and absented themselves from all Board discussion and voting concerning the Offer and the underwriting. As a result, the Independent Directors, Dr Lindsay Wakefield and Mr Nick Burrows, have undertaken all the negotiations with the underwriter (Lodge Corporate), concerning the Rights Issue Offer and the Underwriting. In making their determinations, the Independent Directors considered and relied upon a number of substantive factors, observed that a number of procedural safeguards had been implemented; and this permitted the Independent Directors to represent effectively the interests of the Company as a whole and its shareholders. The Independent Directors considered a variety of uncertainties, risks and other potentially negative factors concerning the Offer and the Underwriting (including the Company's funding requirements and importantly the time constraints to remedy the NASDAQ deficiency notice). Having undertaken a thorough review of, and carefully considered, information concerning the Company and upon consideration of all of the Company’s funding alternatives and, after consulting with the Company’s legal and accounting advisors, the Independent Directors have unanimously determined that the Offer and the Underwriting is in the best interests of the Company (considering the interests of all affected stakeholders). Where the determination of the Entitlement of any Eligible Shareholder results in a fraction of a New Share, that will be rounded up to the nearest whole New Share. Your Entitlement under the Offer is shown on the accompanying Entitlement & Acceptance Form. Details on how to accept the Offer are set out in Section 4. Eligible Shareholders who fully subscribe for their Entitlements under the Offer may also apply under the Top-Up Facility for Additional Shares. The allocation of any Additional Shares will be limited to the extent that there are sufficient New Shares available after the close of the Offer which have not been taken up by some of the Eligible Shareholders. Subject to the Corporations Act and the Listing Rules, Additional Shares will only be allocated to Eligible Shareholders, if and to the extent that the Directors so determine, in their absolute discretion.

8 2.2 Size of the Offer As at the date of this Booklet, the Company has on issue: (a) (b) 2,938,134,143 Shares; and 33,000,000 options (Existing Options) (which carry no entitlement to participate in the Offer without the Existing Options first being exercised and Shares issued and registered prior to the Record Date). On the basis that none of the Existing Options are exercised prior to the Record Date, approximately 1,000,000,000 New Shares will be offered under the Offer to raise approximately $4 million (with the right to accept oversubscriptions of an additional $500,000 or an additional 125,000,000 Shares) before the expenses of the Offer are taken into account. Shareholders should note that in order to reduce the potential cash expenses of the Offer, the Company will also issue options (Underwriter Options) to the Underwriters (or their nominees in the case of sub-underwriters) in lieu of a cash payment of commission, details of which appear at Sections 2.9 and 5.3 below. 2.3 Use of Funds As the Offer is underwritten to $4 million (with the right to accept oversubscriptions of an additional $500,000 not being underwritten) and assuming the Underwriting Agreement is not cancelled for any reason, the Offer will result in an increase in cash in hand of the Company of at least $4 million plus all subscriptions from Eligible Shareholders up to a maximum aggregate subscription of $4.5 million (before the payment of costs associated with the Offer). It is currently proposed that the Company will use the funds raised under the Offer for working capital purposes, including towards accelerating the Company's portfolio expansion strategies through introduction of new technologies to the Company's commercialisation pipeline by acquisition of; product, technology that can be developed into product, or companies holding such product or technology. Assuming that only the minimum amount is raised under the Offer (i.e. only the Underwritten Amount), the funds raised are intended to be allocated as follows: Description Total (maximum amount) IntroductionofnewtechnologiestotheCompany's commercialisation pipeline $1 million Expand the Company's general working capital until mid 2020. 3,120,000 Costs of the Offer (including Underwriting fees and commission) up to $380,000 Maximum funds raised under the Offer $4.5 million

9 2.4 Opening and Closing Date The Offer will open for receipt of acceptances on Friday 11 October 2019. The Closing Date for acceptance of your Entitlement is 5.00pm (AEDT) on Tuesday 22 October 2019. The Company reserves the right, subject to the Corporations Act and the Listing Rules, to extend the last date for receipt of the Entitlement & Acceptance Form (or payment by Bpay®), or to delay or withdraw the Offer at any time without prior notice. Where the Offer is withdrawn, all Application Monies will be refunded (without interest) as soon as practicable by cheque to your registered address as noted on the Company’s share register. Any extension of the Closing Date will have a consequential effect on the issue date of New Shares. 2.5 Entitlements under the Offer The Offer is non-renounceable and therefore Eligible Shareholders cannot offer to sell or transfer any of their Entitlement on ASX or via an off-market transfer (or any other exchange or privately transferred). Shareholders who do not take up their Entitlements in full will have their percentage interest in the Company diluted as compared to the date the Offer is made. Shareholders who take up their Entitlements in full and make application for Additional Shares and that application is accepted, may have their percentage interest in the Company increased as compared to the date the Offer is made. As described in Section 2.10, any New Shares not taken up by an Eligible Shareholder by the Closing Date will form part of the Shares available under the Top-Up Facility. 2.6 Entitlements and acceptance The Entitlement of Eligible Shareholders to participate in the Offer will be determined on the Record Date.Your Entitlement is shown on the Entitlement & Acceptance form accompanying this Offer Document. 2.7 No rights trading The Offer is non-renounceable. Accordingly, the Entitlements under the Offer will not be tradable on the ASX or otherwise capable of being sold or transferred. Shareholders who do not take up their Entitlement in full will not receive any value in respect of that part of the Entitlement they do not take up. 2.8 No cooling off rights Cooling off rights do not apply to an investment in New Shares. You cannot withdraw your Application once it has been received. 2.9 Underwriting The Offer is underwritten by Lodge Corporate Pty Ltd ABN 50 125 323 168 ("Underwriter") with sub-participation underwriting support by various exempt investors - including two GTG Directors namely Dr George (Jerzy) Muchnicki (as to $1.333m of the Underwritten Amount) and Mr Peter Irwin Rubinstein (as to $666,667 of the Underwritten Amount).

10 Under the underwriting agreement between the Company and the Underwriter (Underwriting Agreement) the Underwriter has agreed to underwrite the New Shares the subject of the Offer at the Issue Price up to a maximum amount of $4 million (Underwritten Amount). A summary of the Underwriting Agreement can be found at section 5.3 below. Further in consideration of the underwriting under the Underwriting Agreement the Underwriter will be paid 2% of the Underwritten Amount plus the grant of the Underwriter Options to the Underwriter or in the Underwriter's discretion to sub-underwriters (including subject to shareholder approval Dr Muchnicki and Mr Rubinstein) nominated by the Underwriter in proportion to their sub-underwriting commitments regarding the Underwritten Amount. If GTG shareholder approval (to the grant of the Underwriting Options to any of the sub-underwriters) is not obtained, the Underwriter will instead be paid in cash a commission and management fees of a total of 8% of the Underwritten Amount. A summary of the material Underwriting Agreement and the Underwriting Option terms can be found at section 5.3 below 2.10 Shortfall / Top-Up Facility Eligible Shareholders (other than Directors and related parties of the Company) may, in addition to taking up their Entitlements in full, apply for any number of Additional Shares in excess of their Entitlements by using the Top-Up Facility. Additional Shares will only be available where the number of Shares the subject of Applications received under the Offer is less than the maximum number of New Shares available under the Offer. Details on how to apply for Additional Shares under the Top-Up Facility are set out in Section 4.3. There can be no guarantee that there will be any allocation of Additional Shares under the Top-Up Facility. Subject to the Corporations Act and the Listing Rules, the Directors will exercise their discretion in determining the allocations of Additional Shares applied by Eligible Shareholders through the Top-Up Facility. For the avoidance of doubt, the prohibitions set out in section 606 of the Corporations Act on certain acquisitions of relevant interests in voting shares will apply to limit the acquisition of Additional Shares through the Top-Up Facility. It is an express term of the Offer that Eligible Shareholders who apply for Additional Shares are bound to accept a lesser number of Additional Shares than they applied for or may be allocated no Additional Shares at all. In both cases, excess Application Monies will be refunded without interest. If any Shortfall remains after applications for Additional Shares under the Top-Up Facility are considered, the Directors reserve the right, subject to the Corporations Act, the Listing Rules, to place any further shortfall, after allowing for the subscription for the Underwritten Amount by the Underwriter, at their discretion (other than to Directors and related parties of the Company) within 3 months after the close of the Offer (at a price not less than the Issue Price of $0.004 per New Share). 2.11 Directors' interests The relevant interest of each of the Directors in the securities of the Company as at the Record Date together with their respective Entitlement is set out in the table below:

11 166,666,650** 83,333,350** Notes: * Dr Muchnicki (as to $1.333m of the Underwritten Amount) and Mr Rubinstein (as to $666,667 of the Underwritten Amount) have indicated that they also intend to support the Offer by entering into binding sub-underwriting commitments with the Underwriter. ** As outlined in sections 2.9 and 5.3, under the Underwriting Agreement the Company will pay 2% of the Underwritten Amount in cash plus issue to the Underwriter 1 Underwriting Option for each 2 Shares which are underwritten. Dr Muchnicki and Mr Rubinstein as sub-underwriters will, subject to GTG shareholder approval, be entitled to participate in the Underwriting Options which is reflected in the above table. If GTG shareholder approval (to the grant of the Underwriting Options to Dr Muchnicki and Mr Rubinstein) is not obtained, the Underwriter will instead be paid in cash a commission and management fees of a total of 8% of the Underwritten Amount, in which case Dr Muchnicki and Mr Rubinstein as sub-underwriters will not receive any Underwriting Options but alternatively would participate in the cash underwriting commission (in proportion to their sub-underwriting commitments). Issue and despatch 2.12 The issue of New Shares offered by this Offer Document is expected to occur on Friday 25 October 2019. It is the responsibility of Applicants to determine their allocation prior to trading in the New Shares. Applicants who sell New Shares without making such determination do so at their own risk. The Company will have no responsibility and disclaims all liability (to the maximum extent permitted by law) to persons who trade New Shares before the New Shares are listed on the official list of ASX or before they receive their holdings statements, whether on the basis of confirmation of the allocation provided by the Company, the Share Registry or otherwise. ASX Listing 2.13 The Company has made an application for official quotation by ASX of the New Shares offered under this Offer Document. If that permission is not granted by ASX, the Company will not issue any New Shares and all Application Monies received will be refunded (without interest) in full to the Applicants. The fact that ASX may grant official quotation to the New Shares is not to be taken in any way as an indication of the merits of the Company or the New Shares. Neither ASX nor any of its officers accepts takes any responsibility for the contents of this Offer Document. It is expected that normal trading on ASX will commence in relation to New Shares on Monday 28 October 2019. Existing Shares Existing Options Maximum Rights Issue Shares* Underwriting Options Dr George (Jerzy) Muchnicki* 20,903,244 6,666,667 up to 10,451,622** up to Mr Peter Rubinstein* 47,282,700 Nil up to 23,641,350** up to Dr Lindsay Wakefield 8,325,263 Nil 4,162,632 Nil Mr Nick Burrows Nil Nil Nil Nil

12 2.14 CHESS The Company will apply to ASX to participate in CHESS for those Shareholders who have, or wish to have, a sponsoring stockbroker. Shareholders who do not wish to participate through CHESS will be issuer sponsored by the Company. Because the sub-registers are electronic, ownership of securities can be transferred without having to rely upon paper documentation. Electronic registers mean that the Company will not be issuing certificates to investors. Instead, Shareholders will be provided with a statement (similar to a bank account statement) that sets out the number of New Shares allotted to them under this Offer Document. The notice will also advise Shareholders of their Holder Identification Number (HIN) and explain, for future reference, the sale and purchase procedures under CHESS and issuer sponsorship. Further monthly statements will be provided to Shareholders if there have been any changes in their interest in the Company during the preceding month. 2.15 Ineligible Foreign Shareholders In accordance with ASX Listing Rule 7.7.1 and Section 9A of the Corporations Act, the Company has decided that it is unreasonable to make the Offer to any Shareholder with a registered address outside Australia or New Zealand as at the Record Date (Ineligible Foreign Shareholder), having regard to: (a) the number of Shareholders with addresses in such other countries as a proportion of total Shareholders in the Company; (b) the number and value of the Shares those Shareholders would be offered under the Offer; and (c) the cost to the Company of complying with applicable legal and regulatory requirements in such other countries. To the extent that there are any Ineligible Foreign Shareholders registered at the Record Date, the Company will send details of the Offer to each Ineligible Foreign Shareholder and advise each Ineligible Shareholder that they will not be offered New Shares under the Offer. 2.16 Overseas shareholders No action has been taken by the Company to register the New Shares or otherwise permit an offering of the New Shares in any jurisdiction other than Australia or New Zealand. Eligible Shareholders resident in Australia or New Zealand holding Shares on behalf of persons who are resident overseas are responsible for ensuring that taking up Entitlements under the Offer does not breach regulations in the relevant overseas jurisdiction. This Offer Document does not, and is not intended to, constitute an offer or invitation in the United States, to any US person, to any person acting for the account or benefit of a person in the United States, or in any other place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The New Shares have not been and will not be registered under the US Securities Act or the securities laws of any state or jurisdiction in the United States and may only be offered,

13 sold or resold in, or to persons in, the United States in accordance with an available exemption from registration. Eligible Shareholders who are nominees, trustees or custodians are advised to seek independent advice as to how to proceed. The Offer is being made to all Eligible Shareholders. The Company is not required to determine whether or not any Eligible Shareholder is acting as a nominee or the identity or residence of any beneficial owners of Shares. Where any registered holder that qualifies as an Eligible Shareholder is acting as a nominee for a foreign person, that registered holder, in dealing with its beneficiary, will need to assess whether indirect participation by the beneficiary in the Offer is compatible with applicable foreign laws. Any person in the United States or any person that is, or is acting for the account or benefit of a U.S. person with a holding through a nominee may not participate in the Rights Issue and the nominee must not take up any Entitlement or send any materials into the United States or to any person that is, or is acting for the account or benefit of, a U.S. person. It is the responsibility of a Shareholder to ensure compliance with any laws of a country relevant to their application. Return of a duly completed Entitlement and Acceptance Form (or making payment via Bpay®) will be taken by the Company as a representation that there has been no breach of such laws and that the Applicant is an Eligible Shareholder. 2.17 Custodians Eligible Shareholders who are nominees, trustees or custodians are advised to seek independent advice as to how to proceed. The Offer is being made to all Eligible Shareholders. The Company is not required to determine whether or not any Eligible Shareholder is acting as a nominee or the identity or residence of any underlying beneficial owners of Shares (UBH). In respect of nominees, trustees or custodians acting on behalf of UBHs: » The offer to apply for additional Shares under the Top Up Facility will be available to the UBH of custodians / nominees. » Each custodian or nominee who is applying for additional shares on behalf of their individual UBH will need to submit a schedule showing the Record Date holding, the Rights Issue entitlement and the amount of entitlement and additional shares taken up for each UBH. » Each UBH will need to apply for their maximum entitlement before applying for additional Shares under the Top Up Facility. Therefore, the requirement to fulfil a shareholders maximum entitlement before applying for additional Shares under the Top Up Facility won’t apply to the registered custodian / nominee holding – the Company intends to process the amount of Shares as entitlement acceptance and also the amount of Shares as additional acceptance under the Top Up Facility (per schedule supplied by the Custodian). » The foreign restrictions under the offer will be applied at the registered address of the Custodian. This will be irrespective of whether the holder is a QIB or sophisticated investor. » Any scaleback will be applied at the UBH level.

14 2.18 Foreign Jurisdictions This Booklet has been prepared to comply with the requirements of the securities laws of Australia and New Zealand. This Booklet does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify the Offer or the New Shares, or otherwise permit the public offering of the New Shares, in any jurisdiction other than Australia and New Zealand. Return of the personalised Entitlement & Acceptance Form will be taken by the Company to constitute a representation by you that there has been no breach of any such laws. Eligible Retail Shareholders who are nominees or custodians should see Section 2.17. The distribution of this document (including in electronic format) outside Australia and New Zealand may be restricted by law. If you come into possession of this Booklet, you should observe such restrictions. In particular, this document or any copy of it must not be distributed in the United States. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. (a)New Zealand The Offer contained in this Offer Document to Eligible Shareholders with registered addresses in New Zealand is made in reliance on the provisions of the Financial Markets Conduct Act 2013 (New Zealand) (FMC Act), the Securities Act (Overseas Companies) Exemption Notice 2013 (New Zealand) and the Financial Markets Conduct (Incidental Offers) Exemption Notice 2016. Members of the public in New Zealand who are not existing Shareholders on the Record Date are not entitled to apply for any New Shares. This Offer Document has been prepared in accordance with Australian law and has not been registered, filed with, or approved by the New Zealand regulatory authority under the FMC Act. This Offer Document is not a product disclosure statement under New Zealand law and is not required to, and may not, contain all the information that a product disclosure statement under New Zealand law is required to contain. To the extent that a person holds Shares on behalf of another person resident outside Australia or New Zealand, it is that person's responsibility to ensure that any acceptance complies with applicable foreign laws. The Company reserves the right to reject any Application that it believes come from a person who is not an Eligible Shareholder. (b) United States This Booklet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States. The New Shares have been, or will be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdiction of the United States. The Entitlements may not be issued to, or taken up or exercised by, and the New Shares may not be offered or sold to, persons in the United States or persons who are acting for the account or benefit of a person in the United States. The New Shares will only be offered and sold outside the United States in ‘offshore transactions’, as defined in and in reliance on Regulation S under the U.S. Securities Act. 2.19 Rights and liability attaching to New Shares The New Shares issued under the Offer will be on a fully paid basis and will rank equally in all respects with existing Shares. Full details of the rights and liabilities attaching to Shares are set out in the Company’s constitution, a copy of which is available for inspection

15 at the Company’s registered office during normal business hours. You may also contact the Company’s Share registry on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) to request a copy of the Company's constitution. 2.20 Nominees The Offer is being made to all Eligible Shareholders. Nominees with registered addresses in the eligible jurisdictions may also be able to participate in the Offer in respect of some or all of the beneficiaries on whose behalf they hold Shares, provided that the applicable beneficiary would satisfy the criteria for an Eligible Shareholder. Nominees and custodians which hold Shares as nominees or custodians will have received, or will shortly receive, a letter from the Company. Nominees and custodians should consider carefully the contents of that letter and note in particular that the Offer is not available to beneficiaries on whose behalf they hold Shares who would not satisfy the criteria for an Eligible Shareholder. Due to legal restrictions, nominees and custodians may not send copies of this Booklet or accept the Offer on behalf of any person in the United States or other jurisdiction outside Australia or New Zealand, except to beneficial shareholders who are institutional or professional investors in certain foreign countries or as the Company may otherwise permit in compliance with applicable law. The Company is not required to determine whether or not any registered Shareholder is acting as a nominee or the identity or residence of any beneficial owners of Shares. 3. Effect of the Offer 3.1 Effect of the Offer on the capital structure of the Company The total number of New Shares to be issued under the Offer (the exact number depends on the rounding up of individual holdings) will be up to 1,125,000,000 (note: based on the maximum of $4.5 million but with a minimum raising of $4 million assuming the Underwriting Agreement is not cancelled for any reason). The table below sets out, for illustrative purposes only, the existing Share capital structure (before the Offer) together with the impact of the issue of the New Shares under the Offer. It assumes that no Options are exercised prior to the Record Date and that all New Shares are issued under the Offer or placed after the Offer closes. Shares Number Existing Shares as at date of the Offer 2,938,134,143 Maximum number of New Shares issued under the Offer 1,125,000,000 Total issued Shares following completion of the Offer 4,063,134,143

16 The effect of the Offer will be to increase the number of Shares on issue in the Company and increase the cash held by the Company (before taking into account the expenses of the Offer) by up to $4 million (with the potential of up to an additional $500,000 in oversubscriptions). The Offer will also result in the issue of Underwriter Options, calculated as provided in section 5.3 below. Expenses of the Offer including underwriting management fees and underwriting commission (including an allowance of 6% of the Underwritten Amount where the grant of the Underwriting Options to Dr Muchnicki and Mr Rubinstein are not approved) are expected to be approximately $380,000. 3.2 Potential effect on control of the Company Eligible Shareholders who take up their Entitlements in full should not have their interest in the Company diluted by the Offer (subject to immaterial movements as a result of rounding of Entitlements). The potential effect the Offer will have on the control of the Company, and the consequences of that effect, will depend on a number of factors, including investor demand. The potential effect of the Offer on the control of the Company is as follows: (a) If all Eligible Shareholders take up their Entitlements under the Offer, then the Offer will have no significant effect on the control of the Company. (b) If some Eligible Shareholders do not take up all of their Entitlements under the Offer, then the interests of those Eligible Shareholders will be diluted. (c) The proportional interests of Ineligible Foreign Shareholders will be diluted because those Ineligible Foreign Shareholders are not entitled to participate in the Offer. (d) Shareholders that apply for Additional Shares under the Top-Up Facility may increase their interests beyond their Entitlement. This could result in the dilution of holdings of those who did not accept their Entitlements in full and those who did not apply for Additional Shares. (e) If the Underwriters subscribe for Shares under the Offer (because there are Ineligible Foreign Shareholders and otherwise where not all Shareholders have accepted their Entitlements in full), this may potentially result in a new investor having a substantial interest in the Company. (f) If no Eligible Shareholders other than the Directors take up their Entitlements under the Offer and the Company issues the Shortfall under the Offer to only a limited number of new investors via the Underwriting, this may potentially result in a new investor having a substantial interest in the Company. (g) Shareholders should particularly note if no Eligible Shareholders (other than the Directors) take up their Entitlements under the Offer and the Company issues the Shortfall under the Offer at the direction of the Underwriter to its sub-underwriters - as mentioned earlier two of the Company's directors (namely Dr Muchnicki and Mr Rubinstein) have agreed with the Underwriter to participate and sub-underwrite up to 50% of the Underwritten Amount and this may potentially result in Dr Muchnicki and Mr Rubinstein materially increasing their respective shareholdings in the Company. See Section 2.11 for further details.

17 3.3 Pro-Forma Balance Sheet The following pro-forma consolidated balance sheet illustrates the effect of the Offer on the Company. It has been prepared based on the yearly financial statements as at 30 June 2019. It is not intended to represent the financial position of the Company upon completion of the Offer. It is provided as an illustration of the effect of the Offer. The actual impact on the Company is dependent on a range of factors, many of which are outside the control of the Company. The unaudited pro-forma balance sheet as at 30 June 2019 below has been prepared on the basis of the accounting policies normally adopted by the Company and reflects the changes to its financial position as noted below. It has been prepared on the basis that the New Shares pursuant to the Offer are issued. The pro-forma balance sheet has been prepared to provide Eligible Shareholders with information on the pro-forma assets and liabilities of the Company. The pro-forma financial information is presented in an abbreviated form, insofar as it does not include all of the disclosures required by Australian Accounting Standards applicable to annual financial statements. 30 June 2019 $A (Millions) Pro Forma at 30 June 2019 $A (Millions) Current assets Non-current Assets 3.20 0.06 7.32 0.06 Total Assets 3.26 7.38 Current Liabilities Non-current Liabilities 1.49 0.00 1.0 0.00 Total Liabilities 1.49 1.0 Net Assets 1.77 6.38

18 4. Action required by Shareholders 4.1 What Eligible Shareholders may do The number of New Shares to which you are entitled (your Entitlement) is shown on the accompanying Entitlement & Acceptance Form. If you do not take up your Entitlement, then your percentage holding in the Company will be diluted (refer to Section 3.2 above). As an Eligible Shareholder you may: (a) take up all or part of your Entitlement (refer to Section 4.2 below); or (b) take up all of your Entitlement and apply for Additional Shares under the Top-Up Facility (refer to Section 4.3 below); or (c) do nothing, in which case all of your Entitlements will lapse (refer to Section 4.4 below). As detailed in Section 2.15, Ineligible Foreign Shareholders cannot take any of the steps set out in Sections 4.1, 4.2, 4.3 and 4.4. 4.2 Applying for New Shares You may take up all or part of your Entitlement by (i) making payment by Bpay® corresponding to the component (part or all) of your Entitlement you wish to accept or (ii) by completing the Entitlement & Acceptance Form and attaching payment by cheque, bank draft or money order to reach Computershare Investor Services Pty Limited (Share Registry) at the following address. Genetic Technologies Limited C/-Computershare Investor Services Pty Limited. GPO BOX 505 Melbourne Victoria 3001 Australia by no later than 5:00pm (AEDT) on the Closing Date. The Issue Price for each New Share accepted under your Entitlement is payable on application. You have the following payment options: (a) By attaching to your completed Entitlement & Acceptance Form a cheque, bank draft or money order in Australian currency for the amount of your application money to "Genetic Technologies Limited" and crossed "Not Negotiable". You should ensure that sufficient funds are held in relevant account(s) to cover the Application Monies. If the amount of your cheque for Application Monies (or the amount for which the cheque clears in time for allocation) is insufficient to pay in full for the number of New Shares for which you have applied in your Entitlement & Acceptance Form, you will be taken to have applied for such lower number of whole New Shares as your cleared Application Monies will pay for (and to have specified that number of New Shares on your Entitlement & Acceptance Form). Alternatively, your Application will not be accepted.

19 (b) If paying via Bpay®: (i) Applicants should be aware that their own financial institution may implement earlier cut off times with regards to electronic payment and it is the responsibility of the Applicant to ensure that funds are submitted through Bpay® by the date and time mentioned above; (ii) you must follow the instructions for Bpay® set out in the Entitlement & Acceptance Form; (iii) you do not need to return the Entitlement & Acceptance Form but are taken to make each of the statements and representations on that form referred to in this Offer Document; and (iv) if you subscribe for less than your Entitlement or do not pay for your full Entitlement, you are taken to have accepted your Entitlement in respect of such whole number of New Shares which is covered in full by your Application Monies. 4.3 Top-Up Facility As detailed in Section 2.10 above, Eligible Shareholders (other than Directors and related parties of the Company) may, in addition to taking up their Entitlements in full, apply for Additional Shares in excess of their Entitlements. If you wish to subscribe for Additional Shares in addition to your Entitlement, then you should nominate the maximum number of Additional Shares you wish to subscribe for on the Entitlement & Acceptance Form and make payment for your full Entitlement plus the Additional Shares (also at the Issue Price of $0.004 for each Additional Share). If your payment is being made by Bpay® and is in excess of the payment required for your Entitlement: (a) you do not need to submit the personalised Entitlement & Acceptance Form but are taken to make each of the statements and representations on that form referred to in this Offer Document; and (b) you are taken to have accepted your Entitlement in full and to have applied for such number of Additional Shares which is covered in full by your Application Monies. Eligible Shareholders who apply for Additional Shares may be allocated a lesser number of Additional Shares than applied for, or may be allocated no Additional Shares at all, in which case excess Application Monies will be refunded without interest. 4.4 Entitlements not taken up If you do not wish to accept any of your Entitlement, you are not obliged to do anything. The number of Shares you currently hold and your rights attaching to those Shares (such as voting rights) will not be affected should you choose not to accept any part of your Entitlement. If you do not participate in the Offer your percentage holding in the Company will be reduced.

20 4.5 Entitlement & Acceptance Form is binding A completed and lodged Entitlement & Acceptance Form (or payment by Bpay®) constitutes a binding offer to acquire New Shares on the terms and conditions set out in this Offer Document and, once lodged, cannot be withdrawn. If the Entitlement & Acceptance Form is not completed correctly, it may still be treated as a valid application for New Shares. The Directors’ decision whether to treat an acceptance as valid and how to construe, amend or complete the Entitlement & Acceptance Form is final. 4.6 Representations you will be taken to have made by accepting the Offer By completing and returning your Entitlement & Acceptance Form or making a payment by BPAY®, you will be deemed to have: (a) fully read and understood this Offer Document and the Entitlement & Acceptance Form in their entirety; agreed to be bound by the terms of the Offer, the provisions of this Offer Document and the Company's Constitution; declared that you are over 18 years of age and have the legal capacity and power to perform all your rights and obligations under the Offer and your Entitlement & Acceptance Form; authorised the Company to register you as the holder of the New Shares (and if applicable, the Additional Shares); acknowledged that once the Company receives your Entitlement & Acceptance Form or any payment of Application Monies via BPAY®, you may not withdraw your application or funds provided except as allowed by law; confirmed that you have a registered address in Australia or New Zealand as at the Record Date; confirmed that you were the registered holder at the Record Date of the Shares indicated in the Entitlement & Acceptance Form as being held by you on the Record Date; agreed to apply for and be issued up to the number of New Shares (and if applicable, any Additional Shares) specified in the Entitlement & Acceptance Form, or for which you have submitted payment of any Application Monies via BPAY®, at the Issue Price per New Share; authorised the Company, the Share Registry and their respective officers, employees or agents to carry out on your behalf all necessary actions for the New Shares to be issued to you; understood and acknowledged that the information contained in this Offer Document and your Entitlement & Acceptance Form is not investment advice nor a recommendation that the New Shares are suitable for you given your investment objectives, financial situation or circumstances; acknowledged that this Offer Document is not a prospectus, does not contain all of the information that you may require in order to assess an investment in the Company and is given in the context of the Company's past and ongoing continuous disclosure announcements to the ASX; acknowledged that investment in the Company is subject to the risk factors outlined in Section 6 of this Offer Document; (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l)

21 (m) acknowledged that the Company or its related bodies corporate, affiliates and their respective directors, officers, partners, employees, representatives, agents, consultants or advisers do not guarantee the performance of the Company or the Share price, nor do they guarantee the repayment of capital; authorised the Company to correct any errors in your Entitlement & Acceptance Form or any other document provided to you; agreed to provide any requested substantiation of your eligibility to participate in the Offer and your holding of Shares on the Record Date; and represented and warranted that: (n) (o) (p) (i) you are not in the United States and are not acting for the account or benefit of a person in the United States; the New Shares have not been, and will not be, registered under the US Securities Act or the securities laws of any state or other jurisdiction of the United States and accordingly, the New Shares may not be offered, sold or otherwise transferred except in accordance with an available exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and any other applicable securities laws; and you have not and will not send any materials relating to the Offer to any person in the United States or a person acting for the account or benefit of a person in the United States. (ii) (iii) 4.7 Privacy Act If you complete an application for New Shares (or make payment via Bpay®), you will be providing personal information to the Company (directly or by the Company’s Share registry). The Company collects, holds and uses that information to assess your application, service your needs as a Shareholder, facilitate distribution payments and corporate communications to you as a Shareholder and carry out administration. The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print service providers, mail houses and the Company’s Share registry. You can access, correct and update the personal information that we hold about you. Please contact the Company or its Share registry if you wish to do so at the relevant contact numbers set out in this Offer Document. Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (Cth) (as amended), the Corporations Act and certain rules such as the ASX Settlement Operating Rules. You should note that if you do not provide the information required on the application for New Shares, the Company may not be able to accept or process your application. 4.8 Brokerage No brokerage is payable by Shareholders who accept their Entitlement. No stamp duty is payable for subscribing for an Entitlement.

22 4.9 Queries concerning your Entitlement If you have any queries concerning your Entitlement please contact the Company’s Share registry on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia). 5. Additional information regarding the Offer 5.1 Reliance on Offer Document The Offer is made pursuant to section 708AA of the Corporations Act without the issue of a prospectus or disclosure document under Chapter 6D of the Corporations Act. These provisions of the Corporations Act allow rights issues and related issues to be made by providing certain confirmations to the market on the basis that all information that investors and their professional advisers would reasonably require to make an informed investment decision in relation to the Offer, when read with this Offer Document, is publicly available. This Offer Document is not a prospectus, disclosure document or other offering document under the Corporations Act (or any other Australian or foreign law) and has not been lodged with ASIC. For the Company to rely on the disclosure exemption in section 708AA of the Corporations Act, the Company is required to lodge a "cleansing notice" under section 708AA(2)(f) of the Corporations Act. That notice is required to: (a) set out any information that has been excluded from a continuous disclosure notice in accordance with the Listing Rules and that investors and their professional advisers would reasonably require, and would reasonably expect to find in a disclosure document, for the purpose of making an informed assessment of: (i) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or (ii) the rights and liabilities attaching to the New Shares; and (b) state the potential effect of the issue of the New Shares on the control of the Company and the consequences of that effect. The Company has lodged a cleansing notice in respect of the Offer with ASX on Friday 4 October 2019. 5.2 Announcements The Company is a disclosing entity for the purposes of the Corporations Act and is therefore subject to regular reporting and disclosure obligations under the Corporations Act and Listing Rules. These obligations require the Company to notify ASX of information about specific events and matters as they arise for the purposes of ASX making that information available to the market. In particular, the Company has an obligation (subject to certain limited exceptions) to notify ASX once it is, or becomes, aware of information concerning the Company which a reasonable person would expect to have a material effect on the price or value of the Company’s securities. Eligible Shareholders intending to participate in the Offer should refer to the announcements made by the Company to the ASX. This information is available from the

23 ASX website, www.asx.com.au (ASX Code: GTG), and the Company's website, www.gtglabs.com. Additionally, the Company is also required to prepare and lodge with ASX yearly and half yearly financial statements accompanied by a directors’ statement and report and an audit review or report. These reports are released to ASX and published on the Company's and ASX's websites. Copies of the Company's announcements and yearly and half yearly financial reports will also be available from the Company Secretary. 5.3 Underwriting arrangements Under the Underwriting Agreement, the Company has agreed to pay to the Underwriter a management fee of 2% of the Underwritten Amount plus the issue to the Underwriter (or at the Underwriter's direction to its sub-underwriters) of the Underwriting Options (as detailed below) in consideration of the Underwriter performing its obligations under the Underwriting Agreement (Underwriter Options). (a)Underwriting Agreement The Underwriter may terminate its obligations to underwrite the Offer under the Underwriting Agreement with the Company in circumstances typically found in agreements of this nature (in certain of these circumstances including having regard to the materiality of certain events) if the circumstances arise in relation to the Offer. These circumstances include, without limitation: » the terms of the Shares or any other securities of the Company, any of its Related Bodies Corporate or the Constitution of the Company or any of its Related Bodies Corporate are modified or repealed or the Company proposes any such modification or repeal; a statement in this Offer Documents is untrue, misleading or deceptive or there is an omission from the Offer Documents of information required by the Corporations Act or the ASX Listing Rules; the Company breaches the Underwriting Agreement or any warranty or representation by the Company under the Underwriting Agreement is or becomes untrue and which in either case in the reasonable opinion of the Underwriter has or is likely to have a material adverse effect; except with the agreement of the parties (not to be unreasonably withheld or delayed), any event specified in the Timetable does not occur on the date specified for that event; approval for the quotation of all of the New Shares on the ASX is refused, not granted or granted subject to any condition which is unacceptable to the Underwriter (acting reasonably) or is subsequently withdrawn; a change occurs after the date of the Underwriting Agreement affecting or relating to the Company or a Subsidiary which in the reasonable opinion of the Underwriter has or is likely to have a material adverse effect; an insolvency event occurs in relation to the Company or a Subsidiary; a Prescribed Event (as defined in the Underwriting Agreement) occurs in relation to the Company or a Subsidiary which in the reasonable opinion of the Underwriter has or is likely to have a material adverse effect; » » » » » » »

24 » either the All Ordinaries Index or the Small Ordinaries Index is for three consecutive days at any time after the date of the Underwriting Agreement 10% or more below its respective level as at the close of business on the Business Day prior to the date of the Underwriting Agreement. As is customary with these types of arrangements: » the Company has agreed to indemnify the Underwriter, its officers, employees, and agents and advisers against losses incurred in connection with the Offer, the Offer Document and the performance of the Underwriting Agreement other than where the losses have resulted from the fraud, wilful default, breach of contract or negligence of the indemnified person or in certain other circumstances; and the Company has provided a full range of warranties and representations to the Underwriter, including about the Offer and its compliance with applicable laws. » The Underwriter was not involved in the preparation of any part of this Offer Document and did not authorise or cause the issue of this Offer Document. The Underwriter make no express or implied representation or warranty in relation to the Company, this Offer Document or the Offer and do not make any statement in this Offer Document, nor is any statement in it based on any statement made by the Underwriter. To the maximum extent permitted by law, the Underwriter expressly disclaims and takes no responsibility for any material in, or omission from, this Offer Document other than the reference to its name. (b) Underwriting Commission $80,000 cash (being 2% of the Underwritten Amount); plus either: • • 1 Underwriter Option for every 2 Shares the subject of the Underwritten Amount; or If shareholder approval is required for the grant of the Underwriter Options (to any sub-underwriter) and shareholder approval is not obtained within 60 days of the Closing Date, in the alternative an additional cash payment equal to 6% of the relevant portion of the Underwritten Amount to be subscribed by that sub-underwriter. (c) Underwriter Options The proposed unlisted options to be granted by the Company to the Underwriter (and in turn allocated proportionately to any participating sub-underwriters) on the basis of 1 option for each 2 shares the subject of the Underwritten Amount; which on exercise each Underwriter Option converting into 1 fully paid Share on terms consistent with the ASX Listing Rules; with a 3 year expiry date from grant and with an exercise price per Underwriter Option equal to the lower of: • • 0.008 cents; and the implicit price per Share at which any raise is done by Aegis within 3 months from the Company's shareholder meeting in September 2019, but in any event with a floor exercise price equal to 0.004 cents.

25 6. Risks Shareholders should consider the investment in the context of their individual risk profile for speculative investments, investment objectives and individual financial circumstances. Each Shareholder should consult their own stockbroker, solicitor, accountant or other professional adviser before deciding whether or not to invest in the New Shares. An investment in New Shares should be regarded as very speculative and involves many risks. The New Shares carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those Shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially and adversely affected, the trading price of the Shares could decline and you could lose all or part of your investment. All references below to "our" or "we" below are references to the Company in the context in which they appear. 6.1 Risks Related to our Business A material uncertainty exists that may cast significant doubt about our Company’s ability to continue as a going concern. For the years ending June 30, 2019 and June 30, 2018, the Company incurred total comprehensive losses of $6,401,936 and $5,986,838, respectively, and net cash outflows from operations of $6,073,182 and $5,636,533, respectively. As at June 30, 2019 the Company held total cash and cash equivalents of $2,131,741. We expect to continue to incur losses and cash outflows for the foreseeable future as we continue to invest resources in expanding the research and development activities in support of the distribution of existing and new products. As a result, the continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on our ability to raise additional financing. We are seeking to raise equity financing in the second quarter of the current fiscal year, but there can be no assurance that we will be successful in this regard. In addition, future offerings of our equity securities could have a material adverse effect on the price of our outstanding Shares. Due to our history of losses and cash outflows, and the uncertainty surrounding the timing, quantum or the ability to raise additional equity, there is a material uncertainty that casts significant doubt on the Company’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business. In addition, our auditors have indicated in their report on our consolidated financial statements for the fiscal year ended June 30, 2019, that conditions exist that raise substantial doubt about our ability to continue as a going concern. However, we believe that the Company will be successful in raising required capital when needed, and accordingly, have prepared our financial statements on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern. Our Company has a history of incurring losses. We have incurred operating losses in every year since the year ended June 30, 2011. As at June 30, 2019, the Company had accumulated losses of $129,737,550 and the extent of any future losses and whether or not the Company can generate profits in future years

26 remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. We expect our capital outlays and operating expenditures to remain constant for the foreseeable future as we continue to focus on R&D and new product development, IP creation and the introduction of predictive genetic testing products. If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments. We may not be successful in transitioning from our existing product portfolio to our next generation of risk assessment tests, and our newly developed approach to marketing and distribution of such products may not generate revenues. Although we developed and marketed our BREVAGen™ and BREVAGenplus products in the recent past, and had internally developed product distribution teams in the U.S., we believe that our future success is dependent upon our ability to successfully introduce and sell our newly developed products, “GeneType for Breast Cancer”, and ‘GeneType for Colorectal Cancer’. Although we believe that we now have world class products that are poised to be an important part of making predictive genetic testing a mainstream healthcare activity, we may not be successful in transitioning from our existing products to these products, and there can be no assurance that the demand for these new products will develop. Furthermore, we plan to introduce our new products to healthcare providers through a global network of distribution partners instead of through our own sales force. Although we believe that we are building worthwhile sales and distribution relationships with experienced United States and Chinese medical product distribution firms, there can be no assurance that we will be able to enter into distribution arrangements on terms satisfactory to us, and that our marketing strategy will be successful and result in significant revenues. Our products may never achieve significant market acceptance. We may expend substantial funds and management effort on the development and marketing of our predictive genetic testing products with no assurance that we will be successful in selling our products or services. Our ability to enter into distribution arrangements to successfully sell our molecular risk assessment and predictive genetic testing products and services will depend significantly on the perception that our products and services can reduce patient risk and improve medical outcomes, and that our products and services are superior to existing tests. Our business could also be adversely affected if we expend money without any return. Failure to demonstrate the clinical utility of our products could have a material adverse effect on our financial condition and results of operations. The Company believes that its GeneType for Breast Cancer and GeneType for Colorectal Cancer tests, along with the pipeline of new tests under development have the capacity to transform health outcomes for entire populations. However, it is critical for the Company to demonstrate the clinical utility of its new products. Clinical utility is the usefulness of a test for clinical practice. If the Company is unable to demonstrate clinical utility, or if the data is deemed insufficient to validate utility, there may be insufficient demand for the Company’s products. If our competitors develop superior products, our operations and financial condition could be affected. We are currently subject to increased competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies that are pursuing products and services which are substantially similar to our

27 molecular risk assessment testing products, or which otherwise address the needs of our customers and potential customers. Our competitors in the predictive genetic testing and assessment market include private and public sector enterprises located in Australia, the U.S. and elsewhere. Many of the organizations competing with us are much larger and have more ready access to needed resources. In particular, they would have greater experience in the areas of finance, research and development, manufacturing, marketing, sales, distribution, technical and regulatory matters than we do. In addition, many of the larger current and potential competitors have already established name / brand recognition and more extensive collaborative relationships. Our competitive position in the molecular risk assessment and predictive testing area is based upon, amongst other things, our ability to: continue to strengthen and maintain scientific credibility through the process of obtaining scientific validation through clinical trials supported by peer-reviewed publication in medical journals; create and maintain scientifically-advanced technology and offer proprietary products and services; continue to strengthen and improve the messaging regarding the importance and value that our cancer risk assessment tests provides to patients and physicians; diversify our product offerings in disease types other than breast cancer; obtain and maintain patent or other protection for our products and services; obtain and maintain required government approvals and other accreditations on a timely basis; and successfully market our products and services. • • • • • • • If we are not successful in meeting these goals, our business could be adversely affected. Similarly, our competitors may succeed in developing technologies, products or services that are more effective than any that we are developing or that would render our technology, products and services obsolete, noncompetitive or uneconomical. We have important relationships with external parties over whom we have limited control. We have relationships with academic consultants, research collaborators at other institutions and other advisers who are not employed by us. Accordingly, we have limited control over their activities and can expect only limited amounts of their time to be dedicated to our activities. These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to us. Our consultants typically sign agreements that provide for confidentiality of our proprietary information and results of studies. However, we may not be able to maintain the confidentiality of our technology, the dissemination of which could hurt our competitive position and results from operations. To the extent that our scientific consultants, collaborator or advisors develop inventions or processes that may be applicable to our proposed products, disputes may arise as to the ownership of the proprietary rights to such information, and we may not be successful with any dispute outcomes. We may be subject to liability and our insurance may not be sufficient to cover damages. Our business exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of molecular risk assessment and predictive tests. The use of our products and product candidates, whether for clinical trials or commercial sale,

28 may expose us to professional and product liability claims and possible adverse publicity. We may be subject to claims resulting from incorrect results of analysis of genetic variations or other screening tests performed using our products. Litigation of such claims could be costly. Further, if a court were to require us to pay damages to a plaintiff, the amount of such damages could be significant and severely damage our financial condition. Although we have public and product liability insurance coverage under broad form liability and professional indemnity policies, for an aggregate amount of A$20,000,000, the level or breadth of our coverage may not be adequate to fully cover any potential liability claims. In addition, we may not be able to obtain additional liability coverage in the future at an acceptable cost. A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of professional and/or product liability litigation upon the reputation and marketability of our technology and products, together with the diversion of the attention of key personnel, could negatively affect our business. We use potentially hazardous materials, chemicals and patient samples in our business and any disputes relating to improper handling, storage or disposal of these materials could be time consuming and costly. Our research and development, production and service activities involve the controlled use of hazardous laboratory materials and chemicals, including small quantities of acid and alcohol, and patient tissue samples. We do not knowingly deal with infectious samples. We, our collaborators and service providers are subject to stringent Australian federal, state and local laws and regulations governing occupational health and safety standards, including those governing the use, storage, handling and disposal of these materials and certain waste products. However, we could be liable for accidental contamination or discharge or any resultant injury from hazardous materials, and conveyance, processing, and storage of and data on patient samples. If we, our collaborators or service providers fail to comply with applicable laws or regulations, we could be required to pay penalties or be held liable for any damages that result and this liability could exceed our financial resources. Further, future changes to environmental health and safety laws could cause us to incur additional expense or restrict our operations. In addition, our collaborators and service providers may be working with these same types of hazardous materials, including hazardous chemicals, in connection with our collaborations. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials or patient samples that may contain infectious materials. The cost of this liability could exceed our resources. While we maintain broad form liability insurance coverage for these risks, in the amount of up to A$8,000,000, the level or breadth of our coverage may not be adequate to fully cover potential liability claims. We depend on the collaborative efforts of our academic and corporate partners for research, development and commercialization of our products. A breach by our partners of their obligations, or the termination of the relationship, could deprive us of valuable resources and require additional investment of time and money. Our strategy for research, development and commercialization of our products has historically involved entering into various arrangements with academic, corporate partners and others. As a result, the success of our strategy depends, in part, upon the strength of those relationships and these outside parties undertaking their responsibilities and performing their tasks to the best of their ability and responding in a timely manner. Our collaborators may also be our competitors. We cannot necessarily control the amount and timing of resources that our collaborators devote to performing their contractual obligations

29 and we have no certainty that these parties will perform their obligations as expected or that any revenue will be derived from these arrangements. If our collaborators breach or terminate their agreement with us or otherwise fail to conduct their collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative arrangement may be delayed. If that is the case, we may be required to undertake unforeseen additional responsibilities or to devote unforeseen additional funds or other resources to such development or commercialization, or such development or commercialization could be terminated. The termination or cancellation of collaborative arrangements could adversely affect our financial condition, intellectual property position and general operations. In addition, disagreements between collaborators and us could lead to delays in the collaborative research, development, or commercialization of certain products or could require or result in formal legal process or arbitration for resolution. These consequences could be time-consuming and expensive and could have material adverse effects on the Company. We rely upon scientific, technical and clinical data supplied by academic and corporate collaborators, licensors, licensees, independent contractors and others in the evaluation and development of potential therapeutic methods. There may be errors or omissions in this data that would materially adversely affect the development of these methods. If our sole laboratory facility becomes inoperable, we will be unable to perform our tests and our business will be harmed. We rely on our sole laboratory facilities in Melbourne, Australia, which has been certified under the U.S. Clinical Laboratory Improvements Amendments (“CLIA”). Our current lease of laboratory premises expires August 31, 2021. The facility and the equipment we use to perform our tests would be costly to replace and could require substantial lead time to repair or replace. If we were to lose our CLIA certification or other required certifications or licenses, or if the facility is harmed or rendered inoperable by natural or man-made disasters, including flooding and power outages, it will be difficult or impossible for us to perform our tests for some period of time. The inability to perform our tests or the backlog of tests that could develop if our facility is inoperable for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future. If we no longer had our own facility and needed to rely on a third party to perform our tests, we could only use another facility with established state licensure and CLIA accreditation. We cannot assure you that we would be able to find another CLIA-certified facility willing to comply with the required procedures, that this laboratory would be willing to perform the tests on commercially reasonable terms, or that it would be able to meet our quality standards. In order to establish a redundant clinical reference laboratory facility, we would have to spend considerable time and money securing adequate space, constructing the facility, recruiting and training employees, and establishing the additional operational and administrative infrastructure necessary to support a second facility. We may not be able, or it may take considerable time, to replicate our testing processes or results in a new facility. Additionally, any new clinical reference laboratory facility would be subject to certification under CLIA and licensing by several states, including California and New York, which could take a significant amount of time and result in delays in our ability to begin operations. The loss of key members of our senior management team or our inability to attract and retain highly skilled scientists, clinicians and salespeople could adversely affect our business.

30 Our success depends largely on the skills, experience and performance of key members of our executive management team and others in key management positions. The efforts of each of these persons together will be critical as we continue to develop our technologies and testing processes, continue our international expansion and transition to a company with multiple commercialized products. If we were to lose one or more of these key employees, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategies. We recently experienced significant changes in our executive officers, including the appointment of Dr George (Jerzy) Muchnicki as our Chief Executive Officer on September 23, 2019 following the resignation of Paul Kasian, our former Chief Executive Officer; and the appointment of Philip Hains as our Chief Financial Officer on July 15, 2019, following the resignation of Paul Viney, which followed the resignation of our previous Chief Financial Officer on December 31, 2018. While we believe our current executive officers have the skills and experience to enable us to execute our business plan, these changes may nevertheless result in a transition phase that could adversely affect our operations in the short-term. Our research and development programs and commercial laboratory operations depend on our ability to attract and retain highly skilled scientists and technicians, including licensed laboratory technicians, chemists, biostatisticians and engineers. We may not be able to attract or retain qualified scientists and technicians in the future due to the competition for qualified personnel among life science businesses. In addition, if there were to be a shortage of clinical laboratory scientists in coming years, this would make it more difficult to hire sufficient numbers of qualified personnel. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. In addition, our success depends on our ability to attract and retain salespeople with extensive experience in oncology and close relationships with medical oncologists, pathologists and other hospital personnel. We may have difficulties sourcing, recruiting or retaining qualified salespeople, which could cause delays or a decline in the rate of adoption of our tests. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that could adversely affect our ability to support our research and development and sales programs. Changes in the way that the FDA regulates our tests could result in the delay or additional expense in offering our tests and tests that we may develop in the future. Historically, the U.S. Food and Drug Administration (“FDA”) has exercised enforcement discretion with respect to most laboratory-developed tests (“LDTs”) and has not required laboratories that furnish LDTs to comply with the agency’s requirements for medical devices (e.g., establishment registration, device listing, quality systems regulations, premarket clearance or premarket approval, and post-market controls). In recent years, however, the FDA publicly announced its intention to regulate certain LDTs and issued two draft guidance documents that set forth a proposed phased-in risk-based regulatory framework that would apply varying levels of FDA oversight to LDTs. However, these guidance documents were withdrawn at the end of the Obama administration and replaced by an informal discussion paper reflecting some of the feedback that FDA had received on LDT regulation. The FDA acknowledged that the discussion paper in January 2017 does not represent the formal position of the FDA and is not enforceable. Nevertheless, the FDA wanted to share its synthesis of the feedback that it had received in the hope that it might advance public discussion on future LDT oversight. Notwithstanding the discussion paper, the FDA continues to exercise enforcement discretion and may decide to regulate certain LDTs on a case-by-case basis at any time, which could result in delay or additional expense in offering our tests and tests that we may develop in the future.

31 Our business could be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, or changing interpretations of, CLIA or state laboratory licensing laws to which we are subject. The clinical laboratory testing industry is subject to extensive federal and state regulation, and many of these statutes and regulations have not been interpreted by the courts. The regulations implementing CLIA set out federal regulatory standards that apply to virtually all clinical laboratories (regardless of the location, size or type of laboratory), including those operated by physicians in their offices, by requiring that they be certified by the federal government or by a federally approved accreditation agency. CLIA does not preempt state law, which in some cases may be more stringent than federal law and require additional personnel qualifications, quality control, record maintenance and proficiency testing. The sanction for failure to comply with CLIA and state requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties. Several states have similar laws and we may be subject to similar penalties. If the certification of one laboratory owned by the Company is suspended or revoked that may preclude the Company from owning or operating any other laboratory in the Country for two years. We cannot assure you that applicable statutes and regulations and more specifically, the Food, Drug, and Cosmetic Act, will not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect our business. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorizations, which could have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements on us, which may be costly. Failure to establish and comply with appropriate quality standards to assure that the highest level of quality is observed in the performance of our testing services and in the design, manufacture and marketing of our products could adversely affect the results of our operations and adversely impact our reputation. The provision of clinical testing services, and the design, manufacture and marketing of diagnostic products involve certain inherent risks. The services that we provide and the products that we design, manufacture and market are intended to provide information for healthcare providers in providing patient care. Therefore, users of our services and products may have a greater sensitivity to errors than the users of services or products that are intended for other purposes. Similarly, negligence in performing our services can lead to injury or other adverse events. We may be sued under common law, physician liability or other liability law for acts or omissions by our laboratory personnel. We are subject to the attendant risk of substantial damages awards and risk to our reputation. If We Fail To Maintain An Effective System Of Internal Control Over Financial Reporting, We May Not Be Able To Accurately Report Our Financial Results Or Prevent Fraud. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to design and implement an effective system of internal control may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weakness. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Shares.

32 As of June 30, 2019, our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting. In connection with this assessment, we identified the following material weakness in internal control over financial reporting as of June 30, 2019: The Company did not maintain an adequate segregation of duties with respect to internal control over financial reporting, given we have limited accounting personnel to enable and sufficiently evidence an independent review of complex financial reporting matters. In an effort to remediate the identified material weakness and to enhance our overall control environment, we have implemented key steps to ensure continuity in the finance team and ongoing training. However, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent potential future material weaknesses. Failure to comply with complex federal and state laws and regulations related to submission of claims for clinical laboratory services could result in significant monetary damages and penalties and exclusion from the Medicare and Medicaid programs. We are subject to extensive federal and state laws and regulations relating to the submission of claims for payment for clinical laboratory services, including those that relate to coverage of our services under Medicare, Medicaid and other governmental health care programs, the amounts that may be billed for our services and to whom claims for services may be submitted. In addition, we are subject to various laws regulating our interactions with other healthcare providers and with patients, such as the Anti-Kickback Statute, the Anti-Inducement Statute, and the Ethics in Patient Referrals Act of 1989, commonly referred to as the Stark law. These laws are complicated. Our failure to comply with applicable laws and regulations could result in our inability to receive payment for our services or result in attempts by third-party payers, such as Medicare and Medicaid, to recover payments from us that have already been made. Submission of claims in violation of certain statutory or regulatory requirements can result in penalties, including substantial civil penalties for each item or service billed to Medicare in violation of the legal requirement, and exclusion from participation in Medicare, Medicaid and other federal health care programs. Government authorities or whistleblowers may also assert that violations of laws and regulations related to submission or causing the submission of claims violate the federal False Claims Act, or FCA, or other laws related to fraud and abuse, including submission of claims for services that were not medically necessary. Violations of the FCA could result in significant economic liability. For example, we could be subject to FCA liability if it were determined that the services we provided were not medically necessary and not reimbursable or if it were determined that we improperly paid physicians who referred patients to our laboratory. It is also possible that the government could attempt to hold us liable under fraud and abuse laws for improper claims submitted by an entity for services that we performed if we were found to have knowingly participated in the arrangement that resulted in submission of the improper claims. Failure to comply with HIPAA, including regarding the use of new “standard transactions,” may negatively impact our business. Pursuant to the Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA, we must comply with comprehensive privacy and security standards with respect to the use and disclosure of protected health information, as well as standards for electronic transactions, including specified transaction and code set rules. Under the 2009 HITECH amendments to HIPAA, the law was expanded, including requirements to provide notification of certain identified data breaches, direct patient access to laboratory records,

33 the extension of certain HIPAA privacy and security standards directly to business associates, and heightened penalties for noncompliance, and enforcement efforts. If we fail to comply with the complex federal, state, local and foreign laws and regulations that apply to our business, we could suffer severe consequences that could materially and adversely affect our operating results and financial condition. Our operations are subject to extensive federal, state, local and foreign laws and regulations, all of which are subject to change. These laws and regulations currently include, among other things: • CLIA, which requires that laboratories obtain certification from the federal government, and state licensure laws; FDA laws and regulations; HIPAA, which imposes comprehensive federal standards with respect to the privacy and security of protected health information and requirements for the use Of certain standardized electronic transactions; amendments to HIPAA under HITECH, which strengthen and expand HIPAA privacy and security compliance requirements, increase penalties for violators, extend enforcement authority to state attorneys general and impose requirements for breach notification; state laws regulating genetic testing and protecting the privacy of genetic test results, as well as state laws protecting the privacy and security of health information and personal data and mandating reporting of breaches to affected individuals and state regulators; the federal anti-kickback law, or the Anti-Kickback Statute, which prohibits knowingly and willfully offering, paying, soliciting, receiving, or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program; other federal and state fraud and abuse laws, such as anti-kickback laws, prohibitions on self-referral, and false claims acts, which may extend to services reimbursable by any third-party payor, including private insurers; the federal Physician Payments Sunshine Act, which requires medical device manufactures to track and report to the federal government certain payments and other transfers of value made to physicians and teaching hospitals and ownership or investment interests held by physicians and their immediate family members; Section 216 of the US federal Protecting Access to Medicare Act of 2014 (“PAMA”), which requires applicable laboratories to report private payor data in a timely and accurate manner beginning in 2017 and every three years thereafter (and in some cases annually); state laws that impose reporting and other compliance-related requirements; and similar foreign laws and regulations that apply to us in the countries in which we operate. • • • • • • • • • These laws and regulations are complex and are subject to interpretation by the courts and by government agencies. Our failure to comply could lead to civil or criminal penalties, exclusion from participation in state and federal health care programs, or prohibitions or restrictions on our laboratory’s ability to provide or receive payment for our services. We believe that we are in material compliance with all statutory and regulatory requirements, but there is a risk that one or more government agencies could take a contrary position, or that a private, party could file suit under the qui tam provisions of the federal False Claims Act or a similar state law. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships with third parties, including managed care organizations, and other private third-party payors.

34 A failure to comply with any of federal or state laws applicable to our business, particularly laws related to the elimination of healthcare fraud, may adversely impact our business. US Federal Officials responsible for administering and enforcing the healthcare laws and regulations have made a priority of eliminating healthcare fraud. For example, the US Patient Protection and Affordable Care Act, as amended by the US Health Care Education and Reconciliation Act of 2010, jointly the “Affordable Care Act,” includes significant fraud and abuse measures, including required disclosures of financial arrangements between drug and device manufacturers, on the one hand, and physicians and teaching hospitals, on the other hand. Federal funding available for combating health care fraud and abuse generally has increased. While we seek to conduct our business in compliance with all applicable laws and regulations, many of the laws and regulations applicable to our business, particularly those relating to billing and reimbursement of tests and those relating to relationships with physicians, hospitals and patients, contain language that has not been interpreted by courts. We must rely on our interpretation of these laws and regulations based on the advice of our counsel and regulatory or law enforcement authorities may not agree with our interpretation of these laws and regulations and may seek to enforce legal remedies or penalties against us for violations. From time to time we may need to change our operations, particularly pricing or billing practices, in response to changing interpretations of these laws and regulations or regulatory or judicial determinations with respect to these laws and regulations. These occurrences, regardless of their outcome, could damage our reputation and harm important business relationships that we have with healthcare providers, payers and others. Healthcare plans have taken steps to control the utilization and reimbursement of healthcare services, including clinical test services. We also face efforts by non-governmental third-party payers, including healthcare plans, to reduce utilization and reimbursement for clinical testing services. The healthcare industry has experienced a trend of consolidation among healthcare insurance plans, resulting in fewer but larger insurance plans with significant bargaining power to negotiate fee arrangements with healthcare providers, including clinical testing providers. Some healthcare plans have been willing to limit the PPO or POS laboratory network to only a single national laboratory to obtain improved fee-for-service pricing. There are also an increasing number of patients enrolling in consumer driven products and high deductible plans that involve greater patient cost-sharing. The increased consolidation among healthcare plans also has increased the potential adverse impact of ceasing to be a contracted provider with any such insurer. Sales volumes and prices of our products depend in large part on the availability of coverage and reimbursement from third-party payers. Third-party payers include governmental programs such as U.S. Medicare and Medicaid, private insurance plans, and workers’ compensation plans. These third-party payers may deny coverage or reimbursement for a product or procedure if they determine that the product or procedure was not medically appropriate or necessary. Even though a new product may have been cleared for commercial distribution by relevant regulatory authorities, we may find limited demand for the product until reimbursement approval is assured from multiple governmental and private third-party payers. In the United States, a uniform policy of coverage does not exist across all third-party payers relative to payment of claims for all products. Therefore, coverage and payment can be quite different from payor to payor, and from one region of the country to another. This is also true for foreign countries in that coverage and payment systems vary from country to country.

35 Third-party payers are developing increasingly sophisticated methods of controlling healthcare costs through more cost-effective methods of delivering healthcare. All of these types of programs can potentially impact market access for, and pricing structures of our products, which in turn, can impact our future sales. There can be no assurance that third-party reimbursement will be available or adequate, or that current and future legislation, regulation or reimbursement policies of third-party payers will not adversely affect the demand for our products or our ability to sell our products on a profitable basis. The unavailability or inadequacy of third-party payor reimbursement could have a material adverse effect on our business, operating results, and financial condition. Outside the United States, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. There can be no assurances that procedures using our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third-party payers, that an adequate level of reimbursement will be available, or that the third-party payers’ reimbursement policies will not adversely affect our ability to sell our products profitably. We expect continuing efforts to reduce reimbursements, to impose more stringent cost controls and to reduce utilization of clinical test services. These efforts may have a material adverse effect on our business. Changes in health care policy could increase our costs, decrease our revenues and impact sales of and reimbursement for our tests. In March 2010, the US Patient Protection and Affordable Care Act, as amended by the US Health Care and Education Affordability Reconciliation Act, or the ACA became law. This law substantially changed the way health care is financed by both governmental and private insurers, and significantly impacts our industry. The ACA contains a number of provisions that are expected to impact our business and operations, some of which in ways we cannot currently predict, including those governing enrollment in state and federal health care programs, reimbursement changes and fraud and abuse, which will impact existing state and federal health care programs and will result in the development of new programs. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. Both Congress and President Trump have expressed their intention to repeal or repeal and replace the ACA, and as a result, certain sections of the ACA have not been fully implemented or were effectively repealed. The uncertainty around the future of the ACA, and in particular the impact to reimbursement levels and the number of insured individuals, may lead to delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. Further, if reimbursement levels are inadequate, our business and results of operations could be adversely affected. In addition to the ACA, there will continue to be proposals by legislators at both the federal and state levels, regulators and private third-party payors to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the prices we will be able to charge for our tests or the amounts of reimbursement available for our tests from governmental agencies or private third-party payors. We face risks associated with currency exchange rate fluctuations, which could adversely affect our operating results. We receive a portion of our revenues and pay a portion of our expenses in currencies other than the United States dollar, such as the Australian dollar, the Euro, the Swiss franc, the British pound, and the Canadian dollar. As a result, we are at risk for exchange rate

36 fluctuations between such foreign currencies and the United States dollar, which could affect the results of our operations. If the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will result in decreased revenues and operating expenses. We may not be able to offset adverse foreign currency impact with increased revenues. We do not currently utilize hedging strategies to mitigate foreign currency risk and even if we were to implement hedging strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications. Government regulation of genetic research or testing may adversely affect the demand for our services and impair our business and operations. In addition to the regulatory framework governing healthcare, genetic research and testing has been the focus of public attention and regulatory scrutiny. From time to time, federal, state and/or local governments adopt regulations relating to the conduct of genetic research and genetic testing. In the future, these regulations could limit or restrict genetic research activities as well as genetic testing for research or clinical purposes. In addition, if such regulations are adopted, these regulations may be inconsistent with, or in conflict with, regulations adopted by other government bodies. Regulations relating to genetic research activities could adversely affect our ability to conduct our research and development activities. Regulations restricting genetic testing could adversely affect our ability to market and sell our products and services. Accordingly, any regulations of this nature could increase the costs of our operations or restrict our ability to conduct our testing business. Failure in our information technology systems could significantly increase testing turn-around times or impact on the billing processes or otherwise disrupt our operations. Our laboratory operations depend, in part, on the continued performance of our information technology systems. Our information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptions. Sustained system failures or interruption of our systems in our laboratory operations could disrupt our ability to process laboratory requisitions, perform testing, and provide test results in a timely manner and/or billing process. Failure of our information technology systems could adversely affect our business and financial condition. Breaches of network or information technology, natural disasters or terrorist attacks could have an adverse impact on our business. Cyber-attacks or other breaches of information technology security, natural disasters, or acts of terrorism or war may result in hardware failure or disrupt our product testing or research and development activities. There has been a substantial increase in frequency of successful and unsuccessful cyber-attacks on companies in recent years. Such an event may result in our inability, or the inability of our collaborative partners, to operate the facilities to conduct and complete the necessary activities. which even if the event is for a limited period of time, may result in significant expenses and/ or significant damage or delay to our commercial or research activities. While we maintain insurance cover for some of these events, the potential liabilities associated with these events could exceeded the cover we maintain. Ethical and other concerns surrounding the use of genetic information may reduce the demand for our services. Public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing may influence government authorities to call for limits on, or regulation of

37 the use of, genetic testing. In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Furthermore, adverse publicity or public opinion relating to genetic research and testing, even in the absence of any governmental regulation, could reduce the potential markets for our products and services Risks associated with our intellectual property 6.2 The patenting of genes and issues surrounding access to genetic knowledge are the subjects of extensive and ongoing public debate in many countries. By way of example, the Australian Law Reform Commission has previously conducted two inquiries into the social uses of genetic information. The patents we hold over uses of “non-coding” DNA have broad scope and have also been the subject of debate and some criticism in the media. Individuals or organizations, in any one of the countries in which these patents have issued, could take legal action to seek their amendment, revocation or invalidation, something which has happened previously, on several occasions in various jurisdictions, though we have prevailed in all such cases. Furthermore, any time that we initiate legal action against parties that infringe our patents we face a risk that the infringer will defend itself through a counter-claim of patent invalidity or other such claims. Subsequent legal action could potentially overturn, invalidate or limit the scope of our patents. We rely heavily upon patents and proprietary technology that may fail to protect our business. We rely upon our portfolio of patent rights, patent applications and exclusive licenses to patents and patent applications relating to genetic technologies. We expect to aggressively patent and protect our proprietary technologies. However, we cannot be certain that any additional patents will be issued to us as a result of our domestic or foreign patent applications or that any of our patents will withstand challenges by others. Patents issued to, or licensed by us may be infringed or third parties may independently develop the same or similar technologies. Similarly, our patents may not provide us with meaningful protection from competitors, including those who may pursue patents which may prevent, limit or interfere with our products or which may require licensing and the payment of significant fees or royalties by us to such third parties in order to enable us to conduct our business. We may sue or be sued by third parties regarding our patents and other intellectual property rights. These suits are often costly and would divert valuable funds, time and technical resources from our operations and cause a distraction to management. We also rely upon unpatented proprietary technologies and databases. Although we require employees, consultants and collaborators to sign confidentiality agreements, we may not be able to adequately protect our rights in such unpatented proprietary technologies and databases, which could have a material adverse effect on our business. For example, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our proprietary technologies or disclose our technologies to our competitors. We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions. The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and the European Union, and many companies have encountered significant difficulties in protecting and defending such rights in such other jurisdictions.

38 If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights for our business in such jurisdictions, the value of those rights may be diminished and we may face additional competition from others in those jurisdictions. In addition, many countries limit the enforceability of patents against governments agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. Our operations may be adversely affected by the effects of extreme weather conditions or other interruptions in the timely transportation of specimens. We may be required to transport specimens from the U.S. or other distant locations to our laboratory located in Melbourne, Australia. Our operations may be adversely impacted by extreme weather conditions or other interruptions in the timely transportation of such specimens or otherwise to provide our services, from time to time. The occurrence of any such event and/or a disruption to our operations as a result may harm our reputation and adversely impact our results of operations. 6.3 Risks Related to our Securities Our ADSs may be delisted from the Nasdaq Capital Market. On January 23, 2019, we received notice from Nasdaq that for 30 consecutive business days the bid price of our ADSs had closed below the minimum $1.00 per share requirement for continued inclusion under Nasdaq’s Marketplace Listing Rules. On April 29, 2019, we received notice from Nasdaq that our reported stockholders’ equity was less than the minimum specified amount of $2,500,000 as of December 31, 2018, and that Nasdaq did not believe we met the alternatives of market value of listed securities or net income from continuous operations. On June 20, 2019, we submitted a compliance plan to Nasdaq in response to their April 29, 2019 letter. On July 24, 2019, we received a letter from Nasdaq informing us that because we failed to regain compliance with the $1.00 minimum bid price requirement, our ADSs were subject to delisting. On July 29, 2019, we appealed this delisting notice which stayed the delisting of our ADSs pending the hearing of the appeal and ultimate decision by Nasdaq’s Hearings Panel. We regained compliance with Nasdaq Listing Rules with respect to our bid price prior to the hearing as a result of the adjustment to the ratio of our ADSs that took effect on August 15, 2019. Our hearing with Nasdaq was held on September 5, 2019, and on September 17, 2019 the Hearings Panel ruled that we had until October 31, 2019 to regain compliance with our stockholder equity deficiency. We intend to raise additional equity financing in order to regain compliance by October 31, 2019. However, there can be no assurance that we will be successful in these efforts or that our securities will remain listed on the Nasdaq Capital Market. The delisting of our ADSs by Nasdaq would have material negative impacts on the liquidity of our securities and our ability to raise future capital. Our Share price is volatile and can fluctuate significantly based on events not in our control and general industry conditions. As a result, the value of your investment may decline significantly. The biotechnology sector can be particularly vulnerable to abrupt changes in investor sentiment. Stock prices of companies in the biotechnology industry, including ours, can swing dramatically, with little relationship to operating performance. Our Share price may be affected by a number of factors including, but not limited to: product development events; the outcome of litigation; decisions relating to intellectual property rights; • • •

39 • • • • the entrance of competitive products or technologies into our markets; new medical discoveries; the establishment of strategic partnerships and alliances; changes in reimbursement policies or other practices related to the pharmaceutical industry; or other industry and market changes or trends. • Since our listing on the Australian Securities Exchange in August 2000, the price of our Ordinary Shares has ranged from a low of $0.006 to a high of $0.22 per share. Further fluctuations are likely to occur due to events which are not within our control and general market conditions affecting the biotechnology sector or the stock market generally. In addition, low trading volume may increase the volatility of the price of our Shares. A thin trading market could cause the price of our Shares to fluctuate significantly more than the stock market as a whole. For example, trades involving a relatively small number of our Shares may have a greater impact on the trading price for our Shares than would be the case if the trading volume were higher. The fact that we do not expect to pay cash dividends may lead to decreased prices for our Shares. We have never declared or paid a cash dividend on our Ordinary Shares and we do not anticipate doing so in the foreseeable future. We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business. Whether we pay cash dividends in the future will be at the discretion of our Board of Directors and may be dependent on our financial condition, results of operations, capital requirements and any other factors our Board of Directors decides is relevant. As a result, an investor may only recognize an economic gain on an investment in our Shares from an appreciation in the price of our Shares, which is uncertain and unpredictable. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which an investor purchased the Ordinary Shares. A lack of significant liquidity for our Shares may negatively affect your ability to resell our securities. An active trading market for our Shares may not be maintained in the future. If an active trading market is not maintained, the liquidity and trading prices of the Shares could be negatively affected. 6.4 Risks Related to the Offering We will have broad discretion in how we use the proceeds, and we may use the proceeds in ways in which you and other shareholders may disagree. Our management will use its discretion to direct the use of the net proceeds from this offering. We intend to use the net proceeds from this offering for general working capital purposes, including the expansion of our U.S. and Chinese operations. Our management’s judgments may not result in positive returns on your investment and you will not have the opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

40 You will experience immediate and substantial dilution in the net tangible book value per share of the Shares you purchase. Since the offering price per share of our Shares being offered is substantially higher than the net tangible book value per share of our Shares, you will suffer substantial dilution in the net tangible book value of the Shares you purchase in this offering.

41 7. Defined terms $ or AUD means Australian dollar; Additional Shares means New Shares applied for by an Eligible Shareholder under the Top-Up Facility that are in excess of the Eligible Shareholder’s Entitlement; Applicant refers to a person who submits an Entitlement & Acceptance Form or makes payment via Bpay®; Application refers to the submission of an Entitlement & Acceptance Form or making payment via Bpay®; Application Monies means monies payable by Applicants in respect of their Applications; ASX means ASX Limited ACN 008 624 691 or the Australian Securities Exchange, as the context may require; Board means the board of Directors; Closing Date means the closing date of the Offer being 5.00 pm AEDT on Tuesday 22 October 2019 (subject to the right of the Company to vary the date without notice); Company means Genetic Technologies Limited ACN 009 212 328; Directors means the directors of the Company; Eligible Shareholder means a Shareholder whose details appear on the Company's register of Shareholders as at the Record Date whose registered address is in Australia or New Zealand; Entitlement means the entitlement to subscribe for 1 New Share for every 2 Shares held by an Eligible Shareholder on the Record Date and as set out in the Entitlement & Acceptance Form and Entitlements has a corresponding meaning; Entitlement & Acceptance Form means the Entitlement & Acceptance Form accompanying this document; Ineligible Foreign Shareholder means a Shareholder, at the Record Date whose registered address is not situated in Australia or New Zealand; Issue Price means $0.004 (0.4 cents) per New Share; Listing Rules means the listing rules of the ASX; New Shares means the Shares proposed to be issued pursuant to this Offer; Offer means non-renounceable pro rata offer of New Shares on the basis of 1 New Share for every 2 Shares held on the Record Date at the Issue Price pursuant to this Offer Document; Opening Date means the opening date of the Offer being Friday 11 October 2019 (subject to the right of the Company to vary the date without notice); Record Date means 7.00 pm AEDT on Wednesday 9 October 2019;

42 Related Bodies Corporate has the meaning as provided in the Corporations Act 2001; Share means a fully paid ordinary share in the capital of the Company; Shareholder means a holder of Shares; Share Registry means Computershare Investor Services; Top-Up Facility means the mechanism by which Eligible Shareholders can apply for Additional Shares; Underwriter and Underwriting Agreement have the meaning as provided in sections 2.9 and 5.3; Underwriter Options means the options proposed to be issued to the Underwriter (or in the Underwriter's discretion to sub-underwriters nominated by the Underwriter), having an exercise price and expiry date as described in section 5.3.

43 8. Corporate directory Directors Dr George (Jerzy) Muchnicki Executive. Director Mr Peter Irwin Rubinstein Non Exec. Director Dr Lindsay Wakefield Non Exec. Director Mr Nick Burrows Non Exec. Director Company Secretary Justyn Stedwell Chief Financial Officer Philip Hains Registered office 60-66 Hanover Street, Fitzroy, Victoria 3065 Share registry Computershare Investor Services Pty Limited 452 Johnston Street Abbotsford VIC 3067 Australia Telephone: +61 0(3) 9415 5000 Facsimile: +61 0(3) 9473 2500

Genetic Technologies Limited ABN 17 009 212 328 For all enquiries: Phone: (within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000 Web: www.investorcentre.com/contact Make your payment: See overleaf for details of the Offer and how to make your payment Non-Renounceable Rights Issue — Entitlement and Acceptance Form Your payment must be received by 5:00pm (AEDT) Tuesday 22 October 2019  This is an important document that requires your immediate attention. It can only be used in relation to the shareholding represented by the details printed overleaf. If you are in doubt about how to deal with this form, please contact your financial or other professional adviser. Choose one of the payment methods shown below. BPAY®: See overleaf. Do not return the payment slip with BPAY payment. By Mail: Complete the reverse side of the payment slip and detach and return with your payment. Make your cheque, bank draft or money order payable in Australian dollars to "Genetic Technologies Limited" and cross "Not Negotiable". The cheque must be drawn from an Australian bank. Cash is not accepted. Step 1: Registration Name & Offer Details Details of the shareholding and entitlements for this Offer are shown overleaf. Please check the details provided and update your address via www.investorcentre.com if any of the details are incorrect. Payment will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques received may not be re-presented and may result in your Application being rejected. Paperclip (do not staple) your cheque(s) to the payment slip. Receipts will not be forwarded. Funds cannot be debited directly from your account. If you have a CHESS sponsored holding, please contact your Controlling Participant to notify a change of address. Step 2: Make Your Payment You can apply to accept either all or part of your Entitlement. If you accept your full Entitlement, you can also apply for Additional New Shares. Enter the number of New Shares you wish to apply for and the amount of payment for those New Shares. By making your payment you confirm that you agree to all of the terms and conditions as detailed in the Offer Document dated 11 October 2019. Entering your contact details is not compulsory, but will assist us if we need to contact you. è Turn over for details of the Offer Genetic Technologies Limited Non-Renounceable Rights Issue Payment must be received by 5:00pm (AEDT) Tuesday 22 October 2019 ® Registered to BPAY Pty Limited ABN 69 079 137 518 916CR_0_Sample_CA/000001/000001/i

Entitlement and Acceptance Form with Additional Shares

STEP 1 Registration Name & Offer Details

For your security keep your SRN/ HIN confidential.

Registration Name:

Entitlement No:

Offer Details:

Existing shares entitled to participate as at 9 October 2019:	0
Entitlement to New Shares on a 1 for 2 basis:	0
Amount payable on full acceptance at $0.004 per New Share:	$0.00

STEP 2 Make Your Payment

BPAY

Biller Code: 22274
Ref No: 1234 5678 9123 4567 89

Contact your financial institution to make your payment from your cheque or savings account.

Pay by Mail:

Make your cheque, bank draft or money order payable to "**Genetic Technologies Limited**" and cross "**Not Negotiable**".
Return your cheque with the below payment slip to:
Computershare Investor Services Pty Limited
GPO BOX 505 Melbourne Victoria 3001 Australia

Lodgement of Acceptance
If you are applying for New Shares and your payment is being made by BPAY, you do not need to return the payment slip below. Your payment must be received by no later than 5:00pm (AEDT) Tuesday 22 October 2019. Applicants should be aware that their own financial institution may implement earlier cut off times with regards to electronic payment, and should therefore take this into consideration when making payment. Neither Computershare Investor Services Pty Limited (CIS) nor Genetic Technologies Limited accepts any responsibility for loss incurred through incorrectly completed BPAY payments. It is the responsibility of the applicant to ensure that funds submitted through BPAY are received by this time.
If you are paying by cheque, bank draft or money order the payment slip below must be received by CIS by no later than 5:00pm (AEDT) Tuesday 22 October 2019. You should allow sufficient time for this to occur. A reply paid envelope is enclosed for shareholders in Australia. Other Eligible Shareholders will need to affix the appropriate postage. Return the payment slip below with cheque attached. Neither CIS nor Genetic Technologies Limited accepts any responsibility if you lodge the payment slip below at any other address or by any other means.

Privacy Notice
The personal information you provide on this form is collected by Computershare Investor Services Pty Limited (CIS), as registrar for the securities issuers (the issuer), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. In addition, the issuer may authorise us on their behalf to send you marketing material or include such material in a corporate communication. You may elect not to receive marketing material by contacting CIS using the details provided above or emailing privacy@computershare.com.au. We may be required to collect your personal information under the Corporations Act 2001 (Cth) and ASX Settlement Operating Rules. We may disclose your personal information to our related bodies corporate and to other individuals or companies who assist us in supplying our services or who perform functions on our behalf, to the issuer for whom we maintain securities registers or to third parties upon direction by the issuer where related to the issuer's administration of your securityholding, or as otherwise required or authorised by law. Some of these recipients may be located outside Australia, including in the following countries: Canada, India, New Zealand, the Philippines, the United Kingdom and the United States of America. For further details, including how to access and correct your personal information, and information on our privacy complaints handling procedure, please contact our Privacy Officer at privacy@computershare.com.au or see our Privacy Policy at http://www.computershare.com/au.

Detach here

Genetic Technologies Limited Acceptance Payment Details

Entitlement taken up:

Number of Additional New Shares applied for:

Amount enclosed at $0.004 per New Share: A$.

Payment must be received by 5:00pm (AEDT) Tuesday 22 October 2019

Contact Details

Contact Name ______________________ **Daytime Telephone** ______________

Cheque Details

Drawer	Cheque Number	BSB Number	Account Number	Amount of Cheque
				A$

12345678912345678 9+0000000001-3051+14